BORDER X BREWING, LLC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

March 13, 2018



Independent Accountant's Review Report

To Management
Border X Brewing, LLC
San Diego, CA

We have reviewed the accompanying balance sheets of Border X Brewing, LLC as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 13, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BORDER X BREWING LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

		2017		2016
ASSETS				
CURRENT ASSETS				
Cash	$	25,180	$	3,820
Accounts Receivable		8,566		3,554
Inventory		-		5,888
Prepaid Insurance		792		-
TOTAL CURRENT ASSETS		34,538		13,262
NON-CURRENT ASSETS				
Leasehold Improvements		25,368		25,368
Machinery and Equipment, Net		84,332		87,265
Deposits		16,000		16,000
TOTAL NON-CURRENT ASSETS		125,699		128,633
TOTAL ASSETS		160,237		141,895
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		5,025		4,838
Other Current Liabilities		19,715		10,599
Deferred Rent		11,001		14,716
TOTAL CURRENT LIABILITIES		35,741		30,153
NON-CURRENT LIABILITIES				
Notes Payable		91,088		97,857
Due to Members		189,599		182,299
Interest Due to Members		5,404		2,702
TOTAL LIABILITIES		321,831		313,010
MEMBERS' EQUITY				
Contributed Capital		120,000		120,000
Retained Earnings (Deficit)		(281,593)		(291,114)
TOTAL MEMBERS' EQUITY		(161,593)		(171,114)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	160,237	$	141,895

BORDER X BREWING LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
————————

	2017	2016
Operating Income		
Sales, Net	$ 694,268	$ 360,326
Cost of Goods Sold	153,832	92,509
Gross Profit	540,436	267,817
Operating Expense		
Payroll	173,963	112,955
General & Administrative	138,155	88,660
Rent	80,167	98,191
Advertising	94,983	26,178
Merchant fees	19,506	11,740
Depreciation	$ 18,933	$ 18,046
	525,707	355,770
Net Income from Operations	14,729	(87,953)
Other Income (Expense)		
Interest Expense	(5,208)	(4,436)
Net Income	$ 9,521	$ (92,389)

BORDER X BREWING LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 9,521	$ (92,389)
Depreciation	$ 18,933	$ 18,046
Change in Accounts Receivable	(5,012)	(3,554)
Change in Inventory	5,888	(5,888)
Change in Other Assets	(791)	-
Change in Accounts Payable	6,476	4,838
Changes in Taxes Payable	5,623	7,803
Change in Other Liabilities	(2,796)	2,796
Deferred Rent	(3,715)	14,716
Net Cash Flows From Operating Activities	34,127	(53,632)
Cash Flows From Investing Activities		
Machinery and equipment	(16,000)	(82,265)
Net Cash Flows From Investing Activities	(16,000)	(82,265)
Cash Flows From Financing Activities		
Change in Note Payable	531	130,357
Change in Interest Payable	2,702	2,702
Net Cash Flows From Investing Activities	3,233	133,059
Cash at Beginning of Period	3,820	6,657
Net Increase (Decrease) In Cash	21,360	(2,838)
Cash at End of Period	$ 25,180	$ 3,820

BORDER X BREWING LLC
STATEMENT OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
BEGINNING MEMBERS' EQUITY	(171,114)	(78,725)
Change in Contributed Capital	-	-
Net Income(Loss)	9,521	(92,389)
ENDING EQUITY	$ (161,593)	$ (171,114)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Border X Brewing, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company operates a brewery and a taproom.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue primarily from sale of beer to customers. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies brewery and taproom space under a non-cancellable operating lease arrangement. Future minimum payments due under the lease are as follows. The company also paid a security deposit of $16,000 at the commencement of the lease, which it expects to recover if the lease is terminated.

2018 $65,400
2019 $67,200

Fixed Assets

The Company capitalizes assets with a useful life of one year or more, and an original purchase price of $1,000. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. The Company's fixed assets consists of brewing and bottling equipment and serving equipment. See NOTE C- DEBT for financing information.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense will be reported by the members on their individual tax returns. The Company's federal tax filings for tax years 2015, 2016, and 2017 will remain subject to review by that State until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE C- DEBT

The Company entered into agreement with Axis Capital, Inc. to purchase brewing and bottling equipment. The equipment was placed into service in 2017. The following future payments are as follows.

Year	Amount Due
2018	$21,663
2019	$21,663
2020	$21,663
2021	$16,248

NOTE D- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, member liability for the obligations of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016, and 2017, the Company borrowed money from its members for the purpose of funding continuing operations (amounts "Due to Members"). Amounts Due to Members are unsecured, accrue interest at a rate of 2.85% annually, and have are payable at a date in the future to be determined by the Company's management.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 13, 2018, the date that the financial statements were available to be issued.